INCYTE CORPORATION

Experimental Station, Route 141 & Henry Clay Road

Building E336, Wilmington, DE 19880

(302) 498-6700

Telecopier:  (302) 425-2707

December 19, 2012

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Incyte Corporation
Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 22, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 1, 2012

File Number: 001-12400

Dear Mr. Rosenberg:

This letter sets forth the responses of Incyte Corporation (“we,” “our, “us” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 20, 2012.  To facilitate your review of the Company’s responses to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1.  Business

License Agreements, page 12

1.                                      For each of your agreements with Novartis and Lilly, you disclose that the agreement will continue until Novartis or Lilly no longer has any royalty payment obligations. Please expand your disclosure with respect to this termination provision to describe the circumstances in which the royalty payment obligations will expire or terminate. Further, please revise your disclosure to more narrowly indicate the range of royalties — within a ten percentage point range — you are entitled to receive pursuant to the agreement with Novartis.

Response:

The Company will include the requested disclosure under the same heading in its Annual Report on Form 10-K for the fiscal year ending December 31, 2012 in Item 1 Business, Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in the notes to Consolidated and Condensed Consolidated Financial Statements as follows (additions are indicated by underscored text and deletions are indicated by struck-through text):

Novartis

In November 2009, we entered into a Collaboration and License Agreement with Novartis. Under the terms of the agreement, Novartis received exclusive development and commercialization rights outside of the United States to ruxolitinib and certain back-up compounds for hematologic and oncology indications, including all hematological malignancies, solid tumors and myeloproliferative diseases. We retained exclusive development and commercialization rights to JAKAFI (ruxolitinib) in the United States and in certain other indications. Novartis also received worldwide exclusive development and commercialization rights to our c-MET inhibitor compound INCB28060 and certain back-up compounds in all indications. We retained options to co-develop and to co-promote INCB28060 in the United States.

Under this agreement, we received an upfront payment and immediate milestone payment totaling $210 million and were initially eligible to receive additional payments of up to approximately $1.1 billion if defined development and commercialization milestones are achieved. ~~We also could receive tiered, double digit royalties on future ruxolitinib sales outside of the United States~~. We also could receive tiered, double-digit royalties ranging from the upper-teens to the mid-twenties on future ruxolitinib net sales outside of the United States. In addition, should Novartis receive reimbursement and pricing approval for ruxolitinib in a specified number of countries, we will be obligated to pay to Novartis tiered royalties in the low single digits on future ruxolitinib net sales within the United States. Each company is responsible for costs relating to the development and commercialization of the JAK inhibitor compound in its respective territories, with costs of collaborative studies shared equally. Novartis is responsible for all costs relating to the development and commercialization of the c-MET inhibitor compound after the initial Phase I clinical trial.

The Novartis agreement will continue on a program-by-program basis until Novartis has no royalty payment obligations with respect to such program or, if earlier, the termination of the agreement or any program in accordance with the terms of the agreement. Royalties are payable by Novartis on a product-by-product and country-by-

country basis until the latest to occur of (1) the expiration of the last valid claim of the licensed patent rights covering the licensed product in the relevant country, (2) the expiration of regulatory exclusivity for the licensed product in such country and (3) a specified period from first commercial sale in such country of the licensed product by Novartis or its affiliates or sublicensees.  The agreement may be terminated in its entirety or on a program-by-program basis by Novartis for convenience. The agreement may also be terminated by either party under certain other circumstances, including material breach.

Lilly

In December 2009, we entered into a License, Development and Commercialization Agreement with Lilly. Under the terms of the agreement, Lilly received exclusive worldwide development and commercialization rights to LY3009104 and certain back-up compounds for inflammatory and autoimmune diseases. We received an initial payment of $90 million, and were initially eligible to receive additional payments of up to $665 million based on the achievement of defined development, regulatory and commercialization milestones. We also could receive tiered, double-digit royalty payments on future global net sales with rates ranging up to 20% if the product is successfully commercialized.

We retained options to co-develop our JAK1/JAK2 inhibitors with Lilly on a compound-by-compound and indication-by-indication basis. Lilly will be responsible for all costs relating to the development and commercialization of the compounds unless we elect to co-develop any compounds or indications. If we elect to co-develop any compounds and/or indications, we would be responsible for funding 30% of the associated future global development costs from the initiation of a Phase IIb trial through regulatory approval. We would receive an incremental royalty rate increase across all tiers resulting in effective royalty rates ranging up to the high twenties on potential future global net sales for compounds and/or indications that we elect to co-develop. We also retained an option to co-promote products in the United States. In July 2010, we elected to co-develop LY3009104 with Lilly in rheumatoid arthritis and we are responsible for funding 30% of the associated future global development costs for this indication from the initiation of a Phase IIb trial through regulatory approval. LY3009104 is also being developed in psoriasis. The timeframe for exercising our co-development option for this indication has not yet occurred. The Lilly agreement will continue until Lilly no longer has any royalty payment obligations or, if earlier, the termination of the agreement in accordance with its terms. Royalties are payable by Lilly on a product-by-product and country-by-country basis until the latest to occur of (1) the expiration of the last valid claim of the licensed patent rights covering the licensed product in the relevant country, (2) the expiration of regulatory exclusivity for the licensed product in such country and (3) a specified period from first commercial sale in such country of the licensed product by Lilly or its affiliates or sublicensees.  The agreement may be terminated by Lilly for convenience, and may also be terminated under certain other circumstances, including material breach.

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Inventory, page 72

2.                                      You disclose that inventories consist of raw materials and work in process at December 31, 2011 and that cost incurred prior to the approval of JAKAFI were recorded as research and development expenses in your statement of operations. Please address the following comments:

•                  Please provide us proposed revised disclosure to be included in future periodic reports that discloses and quantifies the components of inventories as required by Item 5-02.6a of Regulation S-X for annual financial statements and Item 10-01(a)(2) for interim financial statements. In this regard, it is unclear whether work in process existed at December 31, 2011 as indicated on page 72 because Note 4 indicates that only raw materials existed at that date. In any regard, it appears based on disclosure in Note 5 on page 10 of your September 30, 2012 Form 10-Q that you had raw materials, work in process and finished goods at September 30, 2012, yet you disclose only the combined inventory balance.

Response:

We acknowledge the Staff’s comment and will include in our future periodic reports the components of inventories as required by Item 5-02.6a of Regulation S-X for annual financial statements and Item 10-01(a)(2) of Regulation S-X for interim financial statements.  As the table below shows, we had no work-in-process inventory at December 31, 2011 and the inventory accounting policy disclosure on page 72 of our Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) should have only made reference to raw materials.  We note that our finished goods shelf life of JAKAFI is now extended to 36 months and, accordingly, our finished goods inventory at December 31, 2012 will consist of product with a shelf life of 24 or 36 months. Our disclosure in the note relating to inventory in the Notes to Consolidated and Condensed Consolidated Financial Statements in future reports will be consistent with the following note and related table, which disclose the components of our inventories at September 30, 2012 and December 31, 2011 (additions are indicated by underscored text and deletions are indicated by struck-through text):

Note    . Inventory

Our inventory balance consists of the following:

	September 30,	December 31,
	2012	2011
Raw materials	$741	$3,536
Work-in-process	4,277	—
Finished goods	190	—
	5,208	3,536
Inventories - current	(190)	—
Inventories - non-current	$5,018	$3,536

Inventories, stated at the lower of cost or market, may consist~~ed~~ of raw materials, work in process and finished goods. ~~of $5.2 million at September 30, 2012 and raw materials and work in process of $3.5 million at December 31, 2011.~~ At September 30, 2012, $0.2 million of inventory was classified as current on the condensed consolidated balance sheets as we expect this inventory to be consumed for commercial use within the next twelve months. At September 30, 2012 and December 31, 2011, $5.0 million and $3.5 million of inventory, respectively,  was classified as non-current on the condensed consolidated balance sheets as we did not expect this inventory to be consumed for commercial use within the next twelve months. We obtain a number of inventory components from single source suppliers due to technology, availability, price, quality or other considerations. The loss of a single source supplier, the deterioration of its relationship with a single source supplier, or any unilateral violation of the contractual terms under which we are supplied components by a single source supplier could adversely affect our total revenues and gross margins.

The raw materials and work-in-process inventory is not subject to expiration and the shelf life for finished goods inventory is 24 or 36 months from the start of manufacturing of the finished goods. The Company evaluates for potential excess inventory by analyzing current and future product demand relative to the remaining product shelf life. The Company builds demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance and patient usage.

•                  Please tell us why you do not appear to have a deferred tax asset related to inventory costs expensed prior to FDA approval as it appears unlikely that inventory costs for commercial products can be deducted for income tax purposes prior to their sale or destruction.

Response:

We acknowledge and agree with the Staff’s comment that it is unlikely that inventory costs for commercial products can be deducted for income tax purposes prior to their sale or destruction.  At December 31, 2011, the deferred tax asset for these inventory costs that were expensed prior to FDA approval, but not yet sold or destroyed, was $3.9 million, which was included in the $488.0 million deferred tax asset for federal and state net operating loss carryforwards disclosed in Note 11 to our 2011 consolidated financial statements.  The deferred tax asset for these inventory costs represents less than one percent of the total deferred tax assets as of December 31, 2011, all of which are fully reserved for through a valuation allowance. In future annual filings, the Company will separately disclose the deferred tax asset for inventory costs expensed prior to FDA approval relating to products that have not been sold or destroyed within the deferred tax asset table in the income tax footnote, or will include this deferred tax asset within “other” in the deferred tax asset table to the extent the remaining balance does not rise to the level of materiality to warrant separate disclosure.

•                  As you include inventory as a critical accounting policy and significant estimate in MD&A, and almost all your inventory is classified as a long-term asset, please provide us proposed revised disclosure to be included in future periodic reports that indicates the shelf lives of your significant inventory components and how you assess that you do not have excess inventory on hand.

Response:

The Company will include the following in the inventory critical accounting policy disclosure and inventory financial statement footnotes in its future periodic reports (additions are indicated by underscored text and deletions are indicated by struck-through text):

Critical accounting policy

Inventory.  Inventories are determined at the lower of cost or market value with cost determined under the specific identification method and may consist of raw materials, work in process and finished goods. ~~Inventories consisted of raw materials and work in process at September 30, 2012 and December 31, 2011 but we may also have finished goods at any given time.~~ We began capitalizing inventory in mid-November 2011 once the FDA approved JAKAFI as the related costs were expected to be recoverable through the commercialization of the product. Costs incurred prior to approval of JAKAFI have been recorded as research and development expense in our statements of operations. As a result, inventory balances and cost of revenue for the next several quarters will reflect a lower average per unit cost of materials.

The raw materials and work-in-process inventory is not subject to expiration and the shelf life for finished goods inventory is 24 or 36 months from the start of manufacturing of the finished goods. The Company evaluates for potential excess inventory by analyzing current and future product demand relative to the remaining product shelf life.  The Company builds demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance and patient usage.

Please see our response to the first question in comment 2 above, in which we included the revised inventory financial statement disclosure inclusive of a discussion of the shelf lives of our significant inventory components and how we assess that we do not have excess inventory on hand.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 2:  Summary of Significant Accounting Policies

Product Revenues, page 7

3.                                      In the first paragraph of this disclosure you indicate that during the third quarter of 2012 you changed the timing of your product revenue recognition to record revenues upon shipment of JAKAFI to your specialty pharmacy customers from the previous policy to record revenues upon a prescription being filled. You make this change because you now have sufficient experience to estimate product returns and that the price of JAKAFI is now fixed and determinable. Please address the following comments:

•                  Please tell us how you have the ability to make reasonable estimates of product returns in order to recognize revenue upon product shipment as required by ASC 605-15-25-1f when it appears that you may not have completed one return cycle. In this regard, it is apparent from your approval letter from the FDA that JAKAFI has a 24-month shelf life, you received approval and started shipping product in November 2011 and customary industry practice is to accept returns for some period of time after product expiration. In your response, please tell us your return policy and demonstrate to us how you have sufficient insight into the distribution channel to ascertain which batches of product are being prescribed to make a reasonable estimate of the returns to be expected.

Response:

JAKAFI is being distributed through a limited network of specialty pharmacy (SP) customers that deliver the medication by direct mail to patients.  The return policy for JAKAFI from our SP customers is as follows.  Title to the product and risk of loss transfer to an SP upon receipt of the product by the SP (FOB destination).  Once received, the SP has five business days to examine the product and notify the Company of any non-delivery or visual defects of the product.  Any defective product may be returned to the Company for full credit. Unsold product may be returned to the Company within three months after product expiration for issuance of a full credit.  Product that has not expired may not be returned for a credit. Once a JAKAFI prescription has been filled and it is no longer in the SP’s inventory, it may no longer be returned to the Company by the SP for full credit in the event that the product reaches its expiration date. As of September 30, 2012, all products that were in the distribution channel at the SPs had a June 2013 expiration date and, accordingly, as mentioned by the Staff, we had not yet completed one return cycle for JAKAFI.

The Company has sufficient insight into the distribution channel at the SPs in order to ascertain which batches of product are being prescribed based on the following factors.  We collect from our network of SPs weekly and monthly dispense data, as well as weekly inventory on hand reports, all of which allow us to monitor shipments of bottles of JAKAFI to patients, and the level of inventory remaining on hand at the SPs at the end of each week. We have been informed by our SPs that they ship product on a first-in first-out basis, and the data we accumulate on a weekly basis enables us to monitor these shipments and remaining inventory on hand.

Commencing with the third quarter of 2012, we now have the ability to make reasonable estimates of product returns in order to recognize revenue upon shipment as required by ASC 605-15-25-1f based on the following factors:

(i)                         from the date of launch through September 30, 2012, there has been one bottle returned of JAKAFI and this return was unrelated to product expiration or defectiveness;

(ii)                      based on our analysis of nearly 11 months of historical data through the third quarter of 2012, we have concluded that the weeks of inventory on hand at the SPs has stabilized and inventory has been pulling through the distribution channel as anticipated; as of September 30, 2012, the average weeks of inventory on hand at our SP customers approximated 2.9 weeks. Given the high price of the product and limited patient population, the SP customers have not built up significant levels of inventory, nor is there any expectation they will do so in the future;

(iii)                   as described above, we have sufficient insight into the distribution channel at the SPs in order to monitor the levels of inventory and the related expiration dates of such inventory;

(iv)                  while the first expiration date of JAKAFI inventory currently in the channel has not yet been reached, we believe there is virtually no risk of return of this inventory based on the rate at which the product has been pulling through the distribution channel to date (that is, all of this inventory will be sold well before the expiration date is reached, see also (v) below); and

(v)                     the Company plans to stop selling any product to SPs with a June 2013 expiration date subsequent to January 31, 2013.  At this time, the Company is transitioning to selling product with an expiration date of April 2014, for which there is currently an ample supply available to support the expected demand for the foreseeable future.  By no longer shipping out product with a June 2013 expiration date after January 31, 2013 our SP customers will have five months to sell through any remaining product with a June 2013 expiration date.  Given that the average level of inventory on hand approximates 2.9 weeks, we anticipate that all such inventory will be sold through to patients well before the expiration date of such inventory.

As a result of these factors, we concluded in the third quarter of 2012 that we now have the ability to make reasonable estimates of product returns upon product shipment and, accordingly, we began to recognize revenue for product sales of JAKAFI at the time the product was received by our SP customers.

•                  Please provide us proposed revised policy disclosure that clarifies that the third criteria for revenue recognition under SAB 13:A1 is that the seller’s price to the buyer must be fixed or determinable not fixed and determinable.

Response:

The Company will update the following disclosure in future periodic filings as it relates to revenue recognition (additions are indicated by underscored text and deletions are indicated by struck-through text):

Product Revenues

Our product revenues consist of U.S. sales of JAKAFI and are recognized once we meet all four revenue recognition criteria:  persuasive evidence of an arrangement existing, delivery of products, collectability being reasonably assured, and amounts payable being fixed ~~and~~ or determinable. In November 2011, we began shipping JAKAFI to our specialty pharmacy customers, which in turn dispense JAKAFI to patients in fulfillment of prescriptions. As JAKAFI was a new and novel product, the first approved treatment for intermediate or high-risk myelofibrosis, and the first commercial product for Incyte, we could not reasonably assess potential product returns. As a result of our inability to estimate product returns, the price of JAKAFI was not deemed fixed ~~and~~ or determinable, and we deferred the recognition of revenues on product shipments of JAKAFI until the product was shipped by our specialty pharmacy customers to patients. Based on our actual experience with product returns through the three months ended September 30, 2012, we now have the ability to estimate product returns and the price of JAKAFI is now deemed fixed ~~and~~ or determinable.  As a result, during the three months ended September 30, 2012, we began to recognize revenue for product sales of JAKAFI at the time the product was received by our specialty pharmacy customers. Due to this change in revenue recognition methodology, net product revenues for the three months ended September 30, 2012 included $9.0 million of revenues that were deferred in prior periods and the basic and diluted net loss per share for the three months ended September 30, 2012 included a benefit of $0.07 related to revenue deferred in prior periods.

•                  Please explain to us how you recognized $9.0 million of net revenues in the third quarter of 2012 associated with previously deferred product shipments at June 30, 2012 when the liability on that balance sheet was $8,993,000. In your response, please clarify whether the deferred revenue liability on the balance sheet at June 30, 2012 is reflected at gross sales price or net of discounts, rebates, returns, etc. If this deferred revenue liability was recorded net, please explain how you were able to make reasonable estimates of the appropriate allowances at June 30, 2012.

Response:

The deferred revenue balance of $8,993,000 recorded on the balance sheet at June 30, 2012 is net of estimated discounts, rebates, chargebacks and product returns. The gross to net estimates at June 30, 2012 were derived primarily by analyzing actual historical activity for these allowances in prior months, and actual results to date have been in line with our estimates. The disclosed amount of $9.0 million that was recognized as product revenue in the third quarter of 2012 represents the rounding equivalent of the $8,993,000 of deferred product revenue recorded on the June 30, 2012 balance sheet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, Page 23

4.                                      Please provide us proposed revised disclosure of your JAKAFI product revenues that clarifies that these revenues are also reflected net of an allowance for product returns and quantify the amount. Please disclose the amounts of the accruals or allowances at the balance sheet date for each significant classification you identify; i.e., rebates and chargebacks, prompt pay discounts and distribution fees and co-pay assistance and other discounts as well as for product returns. In addition, please represent to us that you will include in future periodic reports a rollforward of each such accrual or allowance for each period presented showing the following and that you will disclose the reasons for any significant fluctuations in the activity:

•                  Beginning balance;

•                  Current provision related to sales made in current period;

•                  Current provision related to sales made in prior periods;

•                  Actual returns or credits in current period related to sales made in current period;

•                  Actual returns or credits in current period related to sales made in prior periods; and

•                  Ending balance.

Response:

We confirm that JAKAFI product revenues are recorded net of an allowance for product returns, which has been de minimis to date.  Our proposed revised disclosure for the three and nine months ended September 30, 2012 and 2011 is below, and we represent that our future periodic reports will include this level of disclosure and the reasons for any significant fluctuations in activity (additions are indicated by underscored text and deletions are indicated by struck-through text):

Revenues.

	For the three months ended, September 30,		For the nine months ended, September 30,
	2012	2011	2012	2011
	(in millions)		(in millions)
Product revenues, net	$43.7	$—	$92.7	$—
Contract revenues	16.7	16.8	90.2	65.2
Other revenues	0.1	—	0.3	0.4
Total revenues	$60.5	$16.8	$183.2	$65.6

Prior to the three months ended September 30, 2012, we used the sell-through method for revenue recognition as we had limited historical data on product returns.  Under the sell-through method, we deferred revenue until the patients received JAKAFI. In the three months ended September 30, 2012, we determined that we had sufficient experience with product returns and transitioned to the sell-in method for recognizing revenue, under which we recognize revenue for product sales of JAKAFI at the time the product is received by our specialty pharmacy customers. Due to this change in revenue recognition, net product revenues for the three months ended September 30, 2012 included $9.0 million of revenues that were deferred in prior periods and the basic and diluted net loss per share for the three months ended September 30, 2012 included a benefit of $0.07 related to revenue deferred in prior periods.

~~During the three months ended September 30, 2012, $47.2 million of product sales of JAKAFI was recognized as gross revenue.  Product revenues from the sale of JAKAFI are recorded net of estimated pricing discounts including rebates offered pursuant to mandatory federal and state government programs and chargebacks, prompt pay discounts and distribution fees and co-pay assistance. Our revenue recognition policies require estimates of the aforementioned discounts each period. We recorded estimated governmental rebates and chargebacks of approximately $2.0 million, prompt pay discounts and distribution fees of $1.2 million and co-pay assistance and other discounts of $0.3 million, resulting in product revenues, net of $43.7 million for the three months ended September 30, 2012.~~

~~During the nine months ended September 30, 2012, $100.3 million of product sales of JAKAFI was recognized as gross revenue.  We recorded estimated governmental rebates and chargebacks of approximately $4.3 million, prompt pay discounts and distribution fees of $2.8 million and co-pay assistance and other discounts of $0.5 million, resulting in product revenues, net of $92.7 million for the nine months ended September 30, 2012.~~

Our net product revenues of JAKAFI for the three and nine months ended September 30, 2012, were $43.7 million and $92.7 million, respectively. Product revenues from the sale of JAKAFI are recorded net of estimated product returns, which have been de minimis to date, pricing discounts including rebates offered pursuant to mandatory federal and state government programs and chargebacks, prompt pay discounts and distribution fees and co-pay assistance. Our revenue recognition policies require estimates of the aforementioned sales allowances each period.

The following table provides a summary of activity with respect to the Company’s sales allowances and accruals for the nine months ended September 30, 2012:

Nine Months Ended September 30, 2012	Discounts and Distribution Fees	Government Rebates and Chargebacks	Co-Pay Assistance and Other Discounts	Product Returns	Total

Balance at January 1, 2012	$76	$133	$8	$—	$217
Allowances for current period sales	2,792	4,287	469	5	7,553
Allowances for prior period sales	—	12	—	—	12
Credits/payments for current period sales	(2,358)	(2,653)	(381)	(5)	(5,397)
Credits/payments for prior period sales	(76)	(76)	(8)	—	(160)
Balance at September 30, 2012	$434	$1,703	$88	$—	$2,225

*            *            *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ David C. Hastings
David C. Hastings
Executive Vice President and
Chief Financial Officer

cc:                                Eric H. Siegel, Incyte Corporation

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP